UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 20 November 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X      Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No X

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

DEALING IN SECURITIES BY DIRECTORS
In line with the provisions of the Harmony 2006 Share Plan, incentives/shares are allocated to directors in November each year.
In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:
1. Name of director:
GP Briggs (Chief
Executive Officer)
Company:
Harmony Gold Mining
Company Limited
Nature of transaction:
Off market Grant of Share Appreciation Rights,
Performance Shares, Restricted Shares and Matching
Performance Shares
Periods of vesting: Share Appreciation Rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation.
Performance shares, Restricted Shares and Matching
Performance Shares vest after three years.
Date:
16 November 2012
Class of securities: Share Appreciation Rights, Performance Shares,
Restricted Shares and Matching Performance Shares
Strike price:                                                                       R68.84

Number of Share Appreciation
Rights allocated:
25 058

Number of Performance Shares
allocated:
130 738

Number of Restricted Shares:
32 684
Number of Matching
Performance Shares:
6 537
Nature and extent of
director’s interest:                                                             Direct beneficial
2. Name of director: F Abbott (Financial
Director)

Company:
Harmony Gold Mining
Company Limited
Nature of transaction:
Off market Grant of Share Appreciation Rights,
Performance Shares, Restricted Shares and Matching
Performance Shares
Periods of vesting: Share Appreciation Rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation.
Performance shares, Restricted Shares and Matching
Performance Shares vest after three years.
Date:
16 November 2012

Class of securities: Share Appreciation Rights, Performance Shares,
Restricted Shares and Matching Performance Shares

Strike price:                                                                       R68.84
Number of Share Appreciation
Rights allocated:
16 204
Number of Performance Shares
allocated:
52 840
Number of Restricted Shares: 21 136
Number of Matching
Performance Shares: 4 227

Nature and extent of
director’s interest:                                                             Direct beneficial

3. Name of director: HE Mashego (Executive
Director)
Company:
Harmony Gold Mining
Company Limited
Nature of transaction: Off market Grant of Share Appreciation Rights,
Performance Shares, Restricted Shares and Matching
Performance Shares
Periods of vesting:
Share Appreciation Rights vest in equal thirds on the
third, fourth and fifth anniversary of the allocation.
Performance shares, Restricted Shares and Matching
Performance Shares vest after three years.
Date:
16 November 2012

Class of securities:
Share Appreciation Rights, Performance Shares,
Restricted Shares and Matching Performance Shares

Strike price:                                                                       R68.84
Number of Share Appreciation
Rights allocated:
11 694
Number of Performance Shares
allocated:
38 132
Number of Restricted Shares: 11 694
Number of Matching
Performance Shares: 2 339
Nature and extent of
director’s interest:                                                             Direct beneficial
4. Name of Company Secretary: R Bisschoff (Company
Secretary)
Company:
Harmony Gold Mining
Company Limited
Nature of transaction: Off market Grant of Share Appreciation Rights and
Performance Shares
Periods of vesting: Share Appreciation Rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation.
Performance shares vest after three years.

Date: 16 November 2012
Class of securities: Share Appreciation Rights and Performance Shares
Strike price:                                                                       R68.84
Number of Share Appreciation
Rights allocated:
7 818
Number of Performance Shares
allocated: 15 296
Nature and extent of
director’s interest:                                                             Direct beneficial

5. Name of director: CT Smith (Director of major subsidiary company)

Company:
Harmony Gold Mining
Company Limited
Nature of transaction: Off market Grant of Share Appreciation Rights,
Performance Shares, Restricted Shares and Matching
Performance Shares
Periods of vesting: Share Appreciation Rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation.
Performance shares, Restricted Shares and Matching
Performance Shares vest after three years.
Date: 16 November 2012
Class of securities:
Share Appreciation Rights, Performance Shares,
Restricted Shares and Matching Performance Shares
Strike price:                                                                       R68.84
Number of Share Appreciation
Rights allocated: 15 035
Number of Performance Shares
allocated: 49 027
Number of Restricted Shares: 15 035

Number of Matching
Performance Shares: 3 007

Nature and extent of
director’s Interest:                                                             Direct beneficial
Prior clearance was obtained in respect of all of the above dealings by the directors.

For more details contact:
Henrika Basterfield
On +27 (0)82 759 1775

Johannesburg, South Africa
20 November 2012

Sponsor:
J P Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 20, 2012
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director